Filed by JX Holdings, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)
Dated August 31, 2016

Execution of Business Integration Agreement JX Holdings,
Inc. Stock Code 5020 First section of Tokyo Stock Exchange
and Nagoya Stock Exchange

TonenGeneral Sekiyu K.K. Stock Code 5012 First section of
Tokyo Stock Exchange

August 31, 2016

I. Outline of Business Integration

Objective of Business Integration

Business Environment

Domestic demand for oil is decreasing

International competition is intensifying due to changes in
global business environment

The two company groups will concentrate their business
resources to maximize the combined enterprise value

Purpose of Business Integration

Through business integration,

Establish a strong company group that is among Asia's most
prominent and internationally competitive total energy,
natural resource and material companies

Method of Business Integration

Method of Business Integration

- Share exchange in which JX Holdings ("JXHD") becomes the wholly-owning parent company and TonenGeneral becomes the wholly-owned subsidiary

Share Exchange Ratio	JXHD	TonenGeneral
	1	2.55

2.55 shares of JXHD common stock will be allocated for every 1 share of TonenGeneral common stock

- Absorption-type merger, in which JX Nippon Oil & Energy is the surviving company and TonenGeneral is the absorbed company, to be consummated on the business integration date



Before the integration
Shareholders of TonenGeneral
Shareholders of JXHD
JXHD shares
TonenGeneral (listed)
JX Holdings (listed)
Merger
JX Nippon Oil & Energy
JX Nippon Oil & Gas Exploration
JX Nippon Mining & Metals
After the integration
Shareholders of JXHD and TonenGeneral
Integrated Holding Company (listed)
Integrated Energy Company
JX Nippon Oil & Gas Exploration
JX Nippon Mining & Metals

3

Overview of Integrated Holding Company and Integrated Energy
Company

Integrated Holding Company JXTG Holdings, Inc.
Integrated Energy Company JXTG Nippon Oil and Energy Corporation
New corporate names

Head office 1-1-2, Otemachi, Chiyoda-ku, Tokyo

Fiscal year-end March 31

Directors and Officers

Integrated Holding Company

Title Name (current position)
Representative Director and Chairman of the Board
Yasushi Kimura (Representative Director and
Chairman of the Board of JX Holdings, Inc.)

Representative Director and President
Yukio Uchida (Representative Director and President of
JX Holdings, Inc.)

Representative Director and Executive Vice President
Jun Mutoh (Representative Director and President of
TonenGeneral Sekiyu K.K.)

Integrated Energy Company Title Name (current position)
Representative Director and President
Tsutomu Sugimori (Representative Director and President of
JX Nippon Oil Energy Corporation)

Representative Director and Executive Vice President
Takashi Hirose (Representative Director and Executive Vice
President of TonenGeneral K.K.) (President of EMG Marketing G.K.)

Other personnel matters regarding directors, corporate
auditors and officers as of the Business Integration Date
will be disclosed as soon as they are tentatively determined.

Philosophy of the Integrated Group

Mission

Harnessing the Earth�s power for the common good and for the day-to-day life of each individual, we will contribute to
the development of our communities and help to ensure a
vibrant future through creation and innovation in energy,
resources, and materials.

Our Five Core Values

As a member of the community High ethical standards Based on our core principles of integrity and fairness, we conduct
all of our business activities in accordance with our high
ethical standards. Health, safety, and environment We give
the highest priority to health, safety and environmental
initiatives, which are vital to the well-being of all living things. ?Supporting day-to-day life Focus on customers We
strive to meet the expectations and evolving needs of our
valued customers and of society as a whole through the
stable provision of products and services while creating new value as only we can. ?For a vibrant future Taking on
challenges Taking changes in stride, we rise to the
challenge of creating new value while seeking innovative
solutions for today and tomorrow. Moving forward Looking to
the future, we continue to grow, both as individuals and as
a company, through the personal and professional development of each and every employee.

Distribution Policy to Shareholders

Basic Policy

Based on the recognition that the return of profits to
shareholders is one of the most important management
priorities, the Integrated Holding Company will make efforts to continue to pay stable dividends, which will be
determined with actual results and the outlook for mid-term
consolidated performance. Regarding the shareholder
distribution level, the maintenance of a resilient financial structure, investment plan, and cash flow outlook will be
taken into account.

Near-Term Policy

Maintain the distribution level of 16 yen per share per year currently paid by JXHD and look for ways to increase the
shareholder distribution by increasing the Integrated
Holding Company�s earning capacity. As a means to increase
the shareholder distribution, consider buying back own stock in addition to a dividend increase.

Schedule

Aug. 31, 2016
Execution of the Business Integration Agreement
Sep. 30, 2016
Record date for the extraordinary general meetings of
shareholders of JXHD and TonenGeneral
(Convocation notice of extraordinary general meetings to
be sent out in late November)
Dec. 21, 2016
Shareholders' meetings, required for the approval of the
business integration
Apr. 1, 2017
The Business Integration Date
Note: The above schedule may change due to progress of the
integration process or other reasons.

II. Business strategies of the Integrated Group

Main Business Principles of Integrated Group

Strengthen the Foundation Maximize the integration synergy
from thorough structural reforms Control of investment, sale of assets, and thorough reduction of working capital to
increase financial resilience

Growth Strategy
Focus on midstream and downstream businesses overseas
Develop new businesses related to electricity
Grow technology-based businesses centered on highly
functional materials

Investment Business Portfolio
Emphasize risk management by measures such as leveling out
investment timing
Achieve a balanced business portfolio including up mid
down-stream businesses

Policies and Measures

Structural Reforms

Focus on capital efficiency

Introduction of operating process

Improvement of IT structure Set up joint-unit / Business
Transformation Department in the Integrated Holding Company
Realize capital-efficiency-oriented investments and
portfolio strategies Introduce internal control methods
based on global standards Build an enterprise-wide core IT
system (ERP system) within 3 years

Business Strategies of Energy Business

Energy

Oil refining and sales business / petrochemical business

Fundamentally streamline and rationalize energy business and increase the efficiency to achieve a more resilient business foundation based on safe and flawless operations

Growth Strategy

Develop and enhance next generation businesses for the group
(overseas operations, electricity and gas, new energy
business, lubricants and specialty chemicals)

Policies and Measures

Strengthen the supply chain
Establish a cross-functional organization to maximize
company-wide profits

Management system for operation
Develop a common management system such as for operational
safety, environment, health and security

Relationship with Business Partners and Brands

Relationship with Business Partners

On the basis that relationship of trust with dealers and
other business partners is very important to the company,
respond to dealers in an equitable manner, regardless of
whether they belonged to the JX Group or the TonenGeneral
Group or whether they have any equity interest. This fair
business manner will enable us to enhance the relationship
of trust between the Integrated Energy Company and dealers.

From a standpoint of fairness and equitability, and
improvement of the brand value, and in order to achieve
this, the Integrated Energy Company will make efforts to
integrate its sales measures as much as possible from the
Business Integration Date.

Brands

Continue using each brand currently used in their respective energy businesses after the Business Integration and will
discuss and determine the most appropriate brand strategy
for the future

Base Strategies for Oil and Natural Gas Exploration and
Metal Businesses

Oil and natural gas exploration and production

Selection and Concentration
Optimize portfolio through concentration in core competence
Focus on cost reduction in oil and gas fields under
development and construction Focus on the business
activities where knowledge and strength accumulated to date

Metals

Upstream Business
Focus on stable operation and cost reduction of the existing business Refrain from investing in new businesses

Mid-Downstream Business

Smelting & refining:
Establish safe and stable operation of refineries and focus
on strengthening cost competitiveness by increasing
efficiency

Electric materials:
Maintain and expand its earnings capacity by utilizing
competitive technology, develop markets and technology, and
strengthen sales for the coming "Internet of things" society

Recycling environmental services:
Strengthen domestic and overseas collecting network

Integration Effects

Aim to achieve in excess of 100 billion yen in profit
improvements within 3 years after the Business Integration

Items

Per fiscal year

Supply, Distribution and Sales 1) Optimization of crude
purchase operation 2) Optimization of distribution on land
and sea and other potential items 28 billion yen

Manufacturing 1) Cost reduction of energy and maintenance
through use of best practices of two companies 2) Profit
improvement of 10 billion yen through the integrated
operation of a refinery and chemical plants in the Kawasaki
area' 40 billion yen

Procurement 1) Reduction of procurement costs for
construction materials, catalysts, and other items 15
billion yen

Efficiencies in IT and other 1) More efficient operation
with ERP system 2) Other improvements in efficiency and
rationalization 17 billion yen

Total 100 billion yen

To achieve further profit improvements, study and conduct
refinery closure at the earliest timing

Management Target of the Integrated Group

Based on the review of the business environment, future
business strategy, and policy for the allocation of
management resources, 3-year medium-term corporate plan to
be disclosed around April 2017

FY 2019

Adjusted consolidated ordinary income
500 billion yen or more
Consolidated return on equity (ROE)
10% or more
Consolidated net debt-to-equity ratio
0.9 times or less
Consolidated free cash flows
500 billion yen or more
(accumulated total from FY 2017 to 2019)

Note: Financial goals in the medium-term corporate plan will be replaced by figures based on the International Financial
Reporting Standards (IFRS).

Disclaimer (1)

This communication includes "forward-looking statements"
that reflect the plans and expectations of JX Holdings,
Inc., and TonenGeneral Sekiyu K.K. in relation to, and the
benefits resulting from, their business integration
described above. To the extent that statements in this
document do not relate to historical or current facts, they
constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs
of the companies in light of the information currently
available to them, and involve known and unknown risks,
uncertainties and other factors. Such risks, uncertainties
and other factors may cause the actual results, performance, achievements or financial position of one or both of the
companies (or the Integrated Group) to be materially
different from any future results, performance, achievements or financial position expressed or implied by these
forward-looking statements. The companies undertake no
obligation to publicly update any forward-looking statements after the date of this communication. Investors are advised
to consult any further disclosures by the companies (or the
Integrated Group) in their subsequent domestic filings in
Japan and filings with the U.S. Securities and Exchange
Commission. The risks, uncertainties and other factors
referred to above include, but are not limited to:

(1) economic and business conditions in and outside Japan;

(2) changes in the market value of natural resources, such
as crude oil, and exchange rates;

(3) changes in interest rates on loans, bonds and other
indebtedness of the companies, as well as changes in
financial markets;

(4) changes in the value of assets (including pension
assets) such as securities;

(5) changes in laws and regulations (including environmental regulations) relating to the companies' business activities;

(6) increases in tariffs, imposition of import controls and
other developments in the companies' main overseas markets;

(7) interruptions in or restrictions on business activities
due to natural disasters, accidents and other causes;

(8) the companies being unable to complete the business
integration due to reasons such as the companies not being
able to implement the necessary procedures including
approval of the agreement with regard to the business
integration by the shareholders' meetings of the companies,
and any other reasons;

(9) delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities' or other necessary approvals' being unable
to be obtained; and

(10) inability or difficulty of realizing synergies or added value by the business integration by the Integrated Group.

Disclaimer (2)

JX Holdings, Inc., may file a registration statement on Form
F-4 ("Form F-4") with the U.S. Securities and Exchange
Commission (the "SEC") in connection with the possible
business combination (or integration) between the two
companies, if it is consummated. The Form F-4 (if filed)
will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of
TonenGeneral Sekiyu K.K. prior to the shareholders' meeting
at which such business combination (or integration) will be
voted upon. The Form F-4 and prospectus (if a Form F-4 is
filed) will contain important information about the two
companies, such business combination (or integration) and
related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus
and other documents that may be filed with the SEC in
connection with such business combination (or integration)
carefully before they make any decision at the shareholders'
meeting with respect to such business combination (or
integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC's web site
at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

JX Holdings, Inc.
1-2 Otemachi, 1-chome, Chiyoda-ku, Tokyo, 100-8161, Japan
Tatsuya Higurashi, Group Manager, Finance Investor
Relations Department
TEL +81-3-6257-7075
e-mail: ir-news@hd.jx-group.co.jp